EXHIBIT 99.1

NXT Energy Solutions Announces $1,000,000 HASCAP Loan

CALGARY, Alberta, May 27, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) is pleased to announce that it has been approved to participate in the Business Development Bank of Canada’s Highly Affected Sectors Credit Availability Program (“HASCAP Loan”). The HASCAP Loan is a $1,000,000 non-revolving ten year term credit facility with an interest rate of 4%. The proceeds of the HASCAP Loan will be used for working capital needs to continue to support NXT’s commercial growth initiatives.

Repayment terms for the HASCAP Loan are interest only for the first year, and principal plus interest for the remaining nine years. The HASCAP Loan is secured by a general security agreement and is guaranteed by the Business Development Bank of Canada.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: use of funds for the HASCAP Loan. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2020 and the Management Discussion and Analysis for the period ended March 31, 2021, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.